Exhibit 99.1

Hydrogenics Unveils 3 Megawatt PEM Electrolyzer Stack

New Industry Benchmark for Electrolytic Hydrogen Generation

MISSISSAUGA, Ontario, April 25, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation, fueling station equipment and hydrogen-based power modules, today announced the market introduction of its 3 megawatt PEM electrolyzer stack. Responding to customer demand and interest, the 3 MW system is the newest variant of Hydrogenics’ field-proven 1500E platform – which was first introduced in 2015 as a 1.5 MW stack.

The new system has a production capability of 1,350 kilograms of hydrogen per day, making it capable of powering 280 fuel cell vehicles every 24 hours. Its compact size ensures the smallest footprint with unparalleled efficiency in terms of logistics, siting and installation.

“Our three megawatt stack platform is the new industry benchmark for electrolytic hydrogen generation,” said Joseph Cargnelli, Hydrogenics’ Chief Technology Officer. “In developing this next-generation system, we continue our focus on cost reduction through technology innovation and scale. The new stack is able to deliver substantially reduced plant size and expense while improving the customer’s overall deployment flexibility. Whether end users are looking for hydrogen fueling to advance zero-emission transport or for utility-scale renewable hydrogen solutions, we are uniquely able to support their vision and growth objectives.”

Hydrogenics will be profiling its new 3 MW stack at the 2017 Hannover Messe in Germany, April 25 – 28. To learn more, visit Hall 27, Booth #C65 and speak with a Company representative.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com